UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of December 2015

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on December 17, 2015: Leading US Health Insurance Company Selects Jacada Visual IVR to Enhance Member Experience

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	December 17, 2015
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Leading US Health Insurance Company Selects Jacada Visual IVR to Enhance Member Experience

Visual IVR solution chosen to reduce call volume, increase mobile adoption, and enhance member experience

ATLANTA--(BUSINESS WIRE)--December 17, 2015--Jacada, Inc., a leading global provider of customer experience technology designed to simplify the interaction between businesses and their customers, announced today that a material transaction for the deployment of its Visual IVR solution has been executed with a Fortune 500 company, one of America’s largest health insurance providers. The Jacada Visual IVR solution will enhance both the customer and contact center experience.

Handling several million calls per month through its thousands of contact center agents, the company expects to reduce average call handle time, increase mobile adoption by its members, and inject additional efficiencies into the entire member services process.

The Jacada Visual IVR solution provides consumers an effortless way to connect with companies from their device of choice to get immediate answers. It enables them to connect with the right people in the company efficiently and in a personalized manner. Visual IVR increases customer loyalty, decreases the cost to serve, and provides a better overall consumer experience.

“For health insurance companies, a solution such as Jacada Visual IVR allows members to perform a greater level of self-service such as checking claim status, requesting ID cards, reviewing their benefits, and even tasks such as locating providers on their mobile devices,” says Guy Yair, Co-Chief Executive Officer of Jacada. “The Jacada Visual IVR solution has already provided significant benefits to companies of this size and continues to receive very positive feedback from its users.”

About Jacada

Jacada Inc. enables organizations to deliver effortless customer self-service and agent assisted interactions by implementing cutting-edge mobile, smart device, and web based visual IVR solutions, as well as optimized agent desktops, and business process optimization tools. Customers can benefit from an improved customer experience at every touch point with the organization, whether at the contact center, on the mobile, the website, or at the retail store. Most Jacada deployments provide complete return on investment within the first three to seven months after deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

CONTACT:
Jacada
A. Lee Judge, 770-776-2326
Senior Digital Marketing Manager
ljudge@jacada.com

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